UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of June 2016

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

On June 21, 2016, Rosetta Genomics Ltd. (the “Company”) issued a press release announcing receipt of conditional approval from the New York State Department of Health (NYSDOH) for the Company’s multiple fluorescence in situ hybridization (FISH) tests for detection of amplifications or rearrangements of DNA in a number of hematologic cancers, such as leukemias, lymphomas and myelomas in order to form a diagnosis and/or to evaluate prognosis or remission of disease. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report (including the exhibit hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338, 333-207697 and 333-210366.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Press Release dated June 21, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: June 21, 2016	By:	/s/ Kenneth Berlin

Kenneth Berlin Chief Executive Officer and President